United States securities and exchange commission logo





                          November 12, 2020

       Jeffrey A. Stoops
       Chief Executive Officer, President and Director
       SBA Communications Corporation
       8051 Congress Avenue
       Boca Raton, Florida 33487

                                                        Re: SBA Communications
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed November 6,
2020
                                                            File No. 333-249893

       Dear Mr. Stoops:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Kara MacCullough